

ATTORNEYS & COUNSELORS

300 East Long Lake Road Suite 200
Bloomfield Hills Michigan 48304-2376

t 248 540 2300
f 248 645 2690
www.stroblpc.com

**JOHN SHARP**
Direct Dial No. (248) 205-2747
E-Mail: jsharp@stroblpc.com

**PAUL M. KAVANAUGH**
Direct Dial No. (248) 205-2711
E-Mail: pkavanaugh@stroblpc.com

March 27, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:  John Reynolds, Assistant Director
         Office of Emerging Growth Companies
         Division of Corporation Finance

Re:  Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment as provided during our phone discussion with the SEC on March 26, 2008. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Company's response.

**Share Repurchase**

1. Add a risk factor discussing the repurchase program and its impact on the Company going forward. This has to address the fact that the repurchase program was not discussed in the IPO, that it increases the risk to the Company's future plans, and should address how the repurchase will limit the Company's options going forward.

Response
*1. In response to the Staff's comment, a risk factor has been inserted on page 39 of the Risk Factors Section of the Registration Statement relating to the proposed repurchase of our common stock.*

2. The Company has to describe the impact on the Company post closing in the discussions of the stock repurchase program (in addition to the risk factor) on pages 24 and 51.

Securities and Exchange Commission
<u>Attn</u>:   John Reynolds, Assistant Director
            Office of Emerging Growth Companies
            Division of Corporation Finance
March 27, 2008
Page 2

Response
*2. Additional disclosure has been added on pages 24 and 51 of the Registration Statement describing the impact of our repurchases of stock, as similarly described in the risk factor section on page 39.*

3. The Company has to clarify that the repurchases will close on the effective date of the business combination (if that is true) or specify the date they will close.

Response
*3. We wish to bring to the Staff's attention that the disclosure on pages 24 and 51 do in fact state that repurchases will take place on April 19, 2008.*

4. The Company has to disclose why the Company is doing the repurchase program.

Response
*4. Additional disclosure has been added to pages 24 and 51 of the Registration Statement further explaining that we have been advised by Chardan Capital Markets, LLC, our co-underwriter in connection with our initial public offering, that due to the recent downturn in the United States financial markets, certain of its institutional clients which have invested in public companies similar to AAAC, which have been formed to affect a business combination, have indicated an interest in exercising their conversion rights once the option is available so that they have greater amounts of liquid capital available.*

5. The Company has to state that the repurchase was not discussed in the IPO, and describe the impact the repurchase has on the conversion factor—that is, since the shares to be repurchased would otherwise have been voted for conversion, the Company has to disclose that the number of shares available to vote for conversion will be smaller, so it will be less likely that the business combination will fail because more than 20% of shares were converted as described in the IPO.

Response
*5. Additional disclosure has been added to pages 24 and 51 of the Registration Statement addressing the impact of the prospective repurchases on the 20% conversion threshold and the ability of the company to complete the Equity Acquisition.*

Securities and Exchange Commission
<u>Attn</u>:   John Reynolds, Assistant Director
           Office of Emerging Growth Companies
           Division of Corporation Finance
March 27, 2008
Page 3

6. The Company needs to disclose everywhere it appears in the Prospectus and Proxy Statement
that the market price of the stock is less than the amount available either by conversion or under
the repurchase program. Any discussion of the current market price or the conversion price has
to have this disclosure

Response
*6. In response to the Staff's comment we have added such language on pages /35, 50, and 122* (handwritten: *16, 23,*)
*indicating that the market price of the common stock is less than the amount available by*
*conversion or in the event we repurchase shares.*

7. The Company has to disclose specifically how many shareholders threatened conversion
which prompted the Company to adopt the repurchase program.

Response
*7. We wish to inform the Staff that no stockholders have threatened the Company that they plan*
*to exercise their conversion rights.*

8. The Company has to disclose the names of stockholders who threatened conversion as well as
the names of any stockholders with whom the Company contemplates entering into a repurchase
agreement.

Response
*8. We refer to our response in question 7 above, which states that no stockholders have*
*threatened the Company that they plan to exercise their conversion rights.*

9. In the accounting discussions on page 32 and on page 109, there should at least be a footnote
but preferably a text discussion of the impact of the repurchase program on the pro-forma
financial statements of the Company going forward. The text discussion should talk about how
much cash would be used by a repurchase and how that would affect the Company's financial
position to do an add-on acquisition or to grow the Company.

Response
*9. In accordance with the Staff's comment we have added a text discussion as Note #4 on page*
*109 and also on page 32 under accounting discussions.*

Securities and Exchange Commission
Attn:   John Reynolds, Assistant Director
        Office of Emerging Growth Companies
        Division of Corporation Finance
March 27, 2008
Page 4

## Unaudited Pro Forma Combined Financial Statements, page 109
## Unaudited Pro Forma Condensed Combined Balance Sheet (Minimum Approval Assumption)

10. The Company must recheck all foot lines and subtotals in the shareholders equity section.

Response
*10. The Company has rechecked the foot lines and subtotals and revised accordingly. See p. 114*

## Hunan Tongxin Enterprise Co., Ltd. Financial Statements Report of Independent Auditors

11. Insert the following into the Report of Independent Auditors "outbound freight as discussed in footnote 3(D)."

*11. The independent accountant had revised its consent letter and inserted the wording referenced above. See Ex. 23.2.*

## Consolidated Statements of Operations

12. The Company should reconcile the Statement of Consolidated Operations on page 353 with the MD&A on pages 90-96.

Response
*12. The Company has reconciled the Statement of Consolidated Operations on page 353 with the MD&A on pages 90-96.*

## Legality Opinion, Ex. 5.1

13. We note the revised legality opinion, but BVI counsel limits its opinion to BVI law. Revise or provide a Supplemental Opinion from U.S. Counsel.

Response
*13. See Supplemental Opinion of Strobl & Sharp, P.C. to be filed as Ex. 5.2.*

Securities and Exchange Commission
Attn:   John Reynolds, Assistant Director
        Office of Emerging Growth Companies
        Division of Corporation Finance
March 27, 2008
Page 5

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Please call me directly at (248) 205-2747 with any questions or comments.

Sincerely,



/s/ John Sharp
John Sharp

cc: Damon Cobert
    Pamela Howell
    Ethan Horowitz
    Bill Herren
    Rudy Wilson

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